April 30, 2010

VIA EDGAR CORRESPONDENCE

Mr. Michael Kosoff

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:            Hartford Series Fund, Inc. (the “Registrant”) (SEC File Nos. 333-45431 and 811-08629)

Dear Mr. Kosoff:

We are writing in response to comments you provided telephonically to me, Stephanie Capistron, Alice Pellegrino and Elizabeth Constant on Wednesday, March 31, 2010, with respect to the Registrant’s Post-Effective Amendment No. 74 filed on February 18, 2010 (the “Amendment”).  On behalf of the Registrant, we have reproduced your comments, and our responses thereto are provided below.  Capitalized terms have the meanings attributed to such terms in the Prospectuses.

1.               Comment:                                           Please confirm that ticker symbols for each class of each fund will be reflected on EDGAR as required by Rule 313(b)(1) of Regulation S-T.

Response:                                        The Registrant confirms that ticker symbols for each class of each fund will be reflected on EDGAR.

2.               Comment:                                           Please either remove the Master/Feeder Mutual Fund Structure section that appears at the beginning of each fund’s Prospectus or move the disclosure after the information required by Items 2 through 8 of Form N-1A, as required by General Instruction C.3.(a) of Form N-1A.

Response:                                        We have revised the disclosure consistent with this comment.

3.               Comment:                                           Please change the caption above each fund’s expense table from “Annual Operating Expenses” to “Annual Fund Operating Expenses.”

Response:                                     We have revised the disclosure consistent with this comment.

4.               Comment:                                           With respect to each fund’s expense table, please change the caption “Total operating expenses” to “Total annual fund operating expenses.”

US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

Response:                                        We have revised the disclosure consistent with this comment.

5.               Comment:                                           With respect to each fund’s expense table, please change the caption “Net operating expenses” to “Total annual fund operating expenses after fee waiver.”

Response:                                        Instruction 3(e) to Item 3 of Form N-1A states that a fund with a contractual expense reimbursement should place “additional captions directly below the ‘Total Annual Fund Operating Expenses’ caption of the table and should use appropriate descriptive captions, such as ‘Fee Waiver [and/or Expense Reimbursement]’ and ‘Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],’ respectively.”  Because the captions in the Instruction are examples of appropriate captions, and Form N-1A does not require that such captions be used in a fund’s prospectus, we respectfully decline to make the proposed change.

6.               Comment:                                           Please remove the captions “Master Fund expenses” and “Total master and feeder expenses” from each fund’s expense table.  Master Fund fees should be reflected in the appropriate category in the expense table as set forth in Instruction 3 to Item 3 of Form N-1A.

Response:                                        The Registrant notes that the proposed presentation results in disclosure of a management fee that shareholders will never experience due to each fund’s fee waiver, which is in place for so long as the fund is invested in its respective master fund. As such, the Registrant believes that the proposed presentation results in overstatement of the fees that shareholders will experience. In the Registrant’s view, the current presentation better reflects the expenses that shareholders will actually experience. Thus, while we have revised the disclosure consistent with this comment, the change has been made only as a result of this comment and not due to the Registrant’s belief that the modification is appropriate.

7.               Comment:                                           Please confirm supplementally that no fund has acquired fund fees and expenses in excess of one basis point per Instruction 3(f)(i) to Item 3 of Form N-1A.

Response:                                     The Registrant confirms that no fund has acquired fund fees and expenses in excess of one basis point.

8.               Comment:                                           Please delete the first two sentences of the first footnote to each fund’s expense table as such disclosure is neither required nor permitted by Form N-1A.

Response:                                        The Registrant believes that the disclosure provides appropriate clarification of the distinction between each fund and the master fund in which the fund invests.  Thus, while we have revised the disclosure consistent with this comment, the change has been made only as a result of this comment and not due to the Registrant’s belief that the modification is appropriate.

9.               Comment:                                           Please define the term “Company” in the second footnote to each fund’s expense table or in another appropriate section of each fund’s Prospectus.

Response:                                        We have revised the disclosure consistent with this comment.

10.         Comment:                                           For consistency with the expense table, please replace the term “advisory fee” in the second footnote to each fund’s expense table with the term “management fee.”

Response:                                        We have revised the disclosure consistent with this comment.

11.         Comment:                                           Please delete “for such time as the fund is operated as a feeder fund, because during that time it will not be providing the portfolio management portion of the advisory and management services to be provided under its investment management agreement with the Company” from the second footnote to each fund’s expense table because it sets forth information that is neither required nor permitted by Form N-1A.

Response:                                        We have revised the disclosure consistent with this comment.

12.         Comment:                                           Please submit an EDGAR correspondence filing that includes each fund’s final expense table numbers when such numbers are available.

Response:                                        We have submitted the requested filing.

13.         Comment:                                           With respect to each fund’s expense example, please revise the preamble to the example to note that expenses do not include separate account expenses and would be higher if such expenses were included.

Response:                                     The disclosure preceding each fund’s expense table currently states that both the table and the examples do not include separate account expenses.  Therefore, the Registrant believes that it is not necessary to include an additional statement in the preamble to the example.  The statement preceding the expense table has, however, been revised to read as follows:

Please note that the fees and expenses in this table and the examples below do not include fees and expenses that will be applied at the variable annuity or variable life insurance contract level or by a qualified retirement plan and would be higher if such fees and expenses were included.

14.         Comment:                                           With respect to each fund’s Prospectus, please change the heading before the risks section from “Main Risks” to “Principal Risks.”

Response:                                        Form N-1A does not require the use of the term “Principal Risks.”  Additionally, General Instruction B.4.(c) of Form N-1A provides that the plain English requirement of Rule 421 under the Securities Act of 1933 applies to a fund’s prospectus.  The Registrant believes the term “Main Risks” is consistent with the plain English requirement.  Therefore, we respectfully decline to make the proposed change.

15.         Comment:                                           Please remove the last sentence of the first paragraph of the Main Risks section in each fund’s Summary Section as cross-referencing is neither required nor permitted by Form N-1A.

Response:                                        While the Registrant recognizes that the Instructions to Form N-1A do not require such references, the Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding a fund and that omitting such references may suggest to shareholders that all information relating to a fund is contained in the Summary Section.  Accordingly, we respectfully decline to make the proposed change.

16.         Comment:                                           The Main Risks section of the Prospectuses for several non-money market funds contains disclosure that an investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  Please remove this language as it is neither required nor permitted by Form N-1A.

Response:                                        We note that each fund is a feeder fund in a master-feeder structure and as such has the same strategies and risks as its respective master fund.  As this change would result in an inconsistency between a fund’s Prospectus and the prospectus for its respective master fund, we respectfully decline to make the proposed change.

17.         Comment:                                           With respect to each fund’s Prospectus, please revise the third bullet in the Past Performance section of the Summary Section for clarity.

Response:                                        We have revised the disclosure to state the following:  “Would be lower for periods when fee waivers were in place in the absence of the waivers.”

18.         Comment:                                           With respect to each fund’s Prospectus, if applicable, please delete the footnote to the average annual returns table regarding the period of time for which annual returns are presented.  The disclosure may be moved to a parenthetical following the “Life of Master Fund” caption, but should not appear in a footnote.

Response:                                     We have revised the disclosure consistent with this comment.

19.         Comment:                                           With respect to each fund’s Prospectus, please remove the description of the broad-based indices following the table in the Average Annual Total Returns section of the Summary Section.  In addition, if applicable, please move the description of a secondary index to the preamble to the table.

Response:                                        We have revised the disclosure consistent with this comment.

20.         Comment:                                           With respect to each fund’s Prospectus, if applicable, please reduce the length of the description of a secondary index.

Response:                                        We have revised the disclosure consistent with this comment.

21.         Comment:                                           Please confirm supplementally that each Lipper index appearing in the average annual total returns tables does not reflect a deduction for fees and expenses.  If a Lipper index reflects a deduction for fees and expenses, please revise the parenthetical after the index name accordingly.

Response:                                     The Registrant confirms that the Lipper indices do not reflect a deduction for fees and expenses.

22.         Comment:                                           With respect to each fund’s Prospectus, please define the term “CRMC” in the Management section of the Summary Section given that the Master/Feeder Mutual Fund Structure section, where this term was defined, no longer appears at the beginning of each fund’s Prospectus.

Response:                                     We have revised the disclosure consistent with this comment.

23.         Comment:                                           With respect to each fund’s Prospectus, please remove the statement regarding additional information about a fund’s portfolio counselor, which appears after the table in the Management section of the Summary Section, as this information is neither required nor permitted by Form N-1A.

Response:                                        We have revised the disclosure consistent with this comment.

24.         Comment:                                           The disclosure in the Payments to Broker-Dealers and Other Financial Intermediaries section of each fund’s Summary Section is not responsive as to whether broker-dealers and other financial intermediaries receive payments.  Please revise this section to indicate whether broker-dealers or other intermediaries may receive payments that may result in conflicts of interest in recommending investment in a fund through variable annuity or variable life insurance contracts or qualified retirement plans.

Response:                                        We have revised the disclosure to include the following in the Payments to Broker-Dealers and Other Financial Intermediaries section of each fund’s Summary Section:

The Fund is only available as an underlying investment for certain variable annuity and variable life insurance contracts and qualified retirement plans. The Fund and its related companies may make payments to the sponsoring insurance company (or its affiliates) and to broker-dealers and other financial intermediaries for distribution and/or other services.  These payments may be a factor that the insurance company considers in including the Fund as an underlying investment option in the variable contract.  Payments to broker-dealers and other financial intermediaries may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend a variable product and the Fund over another investment.  Ask your financial adviser or visit the website of the insurance company or the financial intermediary for more information.  The disclosure document for your variable contract may contain additional information about these payments.

25.         Comment:                                           Please include information in the Management of the Fund section of each fund’s Prospectus that is responsive to Item 10(a)(1)(ii)(A) of Form N-1A with respect to HL Investment Advisors, LLC.

Response:                                        We have revised the disclosure consistent with this comment.

26.         Comment:                                           With respect to each fund’s Prospectus, to the extent applicable, please include disclosure that is responsive to Item 12(c)(4) of Form N-1A.

Response:                                        The Master/Feeder Mutual Fund Structure section of each fund’s Prospectus, which has been moved before the Additional Information Regarding Risks and Investment Strategies section of each fund’s Prospectus, per Comment 2, currently states:

the fund may withdraw its investment in the Master Fund if the fund’s Board of Directors determines that it is in the best interests of the fund and its shareholders to do so . . . . Upon any such withdrawal the Board would consider what action might be taken, including the investment of all of the assets of the fund in another pooled investment entity, having HL Investment Advisors, LLC (“HL Advisors”) manage the fund’s assets either directly or with a sub-adviser, or taking other appropriate action.

Accordingly, we respectfully decline to make the proposed change.

27.         Comment:                                           With respect to each fund’s Prospectus, please include disclosure that is responsive to Item 12(c)(1) of Form N-1A.

Response:                                        The Master/Feeder Mutual Fund Structure section of each fund’s Prospectus, which has been moved before the Additional Information Regarding Risks and Investment Strategies section of each fund’s Prospectus, per Comment 2, currently describes the main features of the master-feeder structure, as required by Item 12(c)(1) of Form N-1A.  Accordingly, we respectfully decline to make the proposed change.

28.         Comment:                                           With respect to each fund’s Prospectus, please ensure that any principal risks that are discussed in response to the requirements of Item 9 of Form N-1A are summarized in response to the requirements of Item 4 of Form N-1A.

Response:                                        All risks that are considered main risks for a fund and identified in response to Item 9 are included in the fund’s Summary Section as required by Item 4.

29.         Comment:                                           With respect to American Funds New World HLS Fund, please define the term “CRMC” in the Principal Investment Strategy section of the Summary Section given that the Master/Feeder Mutual Fund Structure section, where this term was defined, no longer appears at the beginning of the fund’s Prospectus.

Response:                                        We have revised the disclosure consistent with this comment.

30.         Comment:                                           With respect to each of American Funds New World HLS Fund, American Funds Global Bond HLS Fund and American Funds Asset Allocation HLS Fund, please indicate that securities rated below investment grade are commonly known as “junk bonds.”

Response:                                        We have revised the disclosure consistent with this comment.

31.         Comment:                                           With respect to American Funds New World HLS Fund, please indicate that emerging markets and developing countries are synonymous.

Response:                                        We have revised the disclosure consistent with this comment.

32.         Comment:                                           With respect to each of American Funds New World HLS Fund, American Funds International HLS Fund, American Funds Growth-Income HLS Fund, American Funds Global Growth HLS Fund and American Funds Global Growth and Income HLS Fund, please include disclosure regarding investment in small- and mid-cap stocks in the Principal Investment Strategy section or remove “Small-Cap and Mid-Cap Stock Risk” from the Main Risks section.

Response:                                        With respect to each of American Funds International HLS Fund, American Funds Growth-Income HLS Fund, American Funds Global Growth HLS Fund and American Funds Global Growth and Income HLS Fund, we have revised the disclosure consistent with this comment.

With respect to American Funds New World HLS Fund, we have removed the portions of the risk relating to mid-cap stocks, but have continued to include “Small-Cap Stock Risk.”  We note that the fund is a feeder fund in a master-feeder structure and as such has the same strategies and risks as its master fund.  As removal of “Small-Cap Stock Risk” from the Main Risks section or inclusion of investment in small-capitalization companies in the Principal Investment Strategy section would result in an inconsistency between the fund’s Prospectus and the prospectus for its master fund, we respectfully decline to make the proposed change to remove “Small-Cap Stock Risk.”

33.         Comment:                                           With respect to each of American Funds International HLS Fund, American Funds Global Growth and Income HLS Fund and American Funds Global Bond HLS Fund, please include disclosure regarding investment in emerging markets in the Principal Investment Strategy section or remove the discussion regarding emerging markets securities in the Main Risks section.

Response:                                        We have revised the disclosure consistent with this comment.

34.         Comment:                                           With respect to each of American Funds Global Small Capitalization HLS Fund, American Funds Global Growth HLS Fund, American Funds Global Growth and Income HLS Fund and American Funds Global Bond HLS Fund, please revise the Principal Investment Strategy section and, where appropriate, make other changes throughout the Prospectus to clarify that a significant percentage of the fund’s assets will be invested outside the United States.

Response:                                        With respect to each of American Funds Global Small Capitalization HLS Fund, American Funds Global Growth and Income HLS Fund and American Funds Global Bond HLS Fund, we have revised the disclosure consistent with this comment.

With respect to American Funds Global Growth HLS Fund, we note that the fund is a feeder fund in a master-feeder structure and as such has the same strategies and risks as its master fund.  This change would result in an inconsistency between the fund’s Prospectus and the prospectus for its master fund.  For this reason, we respectfully decline to make the proposed change with respect to American Funds Global Growth HLS Fund’s Prospectus.

35.         Comment:                                           With respect to American Funds Global Small Capitalization HLS Fund, please revise the average annual total returns table to not include commingled returns for multiple indices in a single line item.

Response:                                        We note that the fund is a feeder fund in a master-feeder structure and as such has the same strategies and risks as its master fund.  As this change would result in an inconsistency between the fund’s Prospectus and the prospectus for its master fund, we respectfully decline to make the proposed change.

36.         Comment:                                           With respect to American Funds Bond HLS Fund, please remove the parentheses (though not the content of the parentheses) from the fifth sentence of the Principal Investment Strategy section of the fund’s Prospectus.

Response:                                     We have revised the disclosure consistent with this comment.

37.         Comment:                                           With respect to American Funds Bond HLS Fund, please include disclosure regarding investment in mortgage-backed and asset-backed securities in the Principal Investment Strategy section or remove “Mortgage-Backed and Asset-Backed Securities Risk” from the Main Risks section of the fund’s Prospectus.

Response:                                        We have revised the disclosure consistent with this comment.

38.         Comment:                                           With respect to the Statement of Additional Information, please include ticker symbols for Class IB shares on the cover page per Item 14(a)(2) of Form N-1A.

Response:                                        We have revised the disclosure consistent with this comment.

39.         Comment:                                           With respect to the Statement of Additional Information, please revise the disclosure regarding the determination of net asset value to include disclosure specific to master-feeder funds.

Response:                                        We have revised the disclosure consistent with this comment.

40.         Comment:                                           With respect to the discussion of the proxy voting policies and procedures in the Statement of Additional Information, please state supplementally the basis for a fund to vote shares of a master fund in the same proportion as all other holders of shares of the master fund.

Response:                                        Each fund is the owner of the shares of the master fund in which it invests and retains the voting rights with respect to those shares.  The funds’ participation agreement with the master funds, which governs the relationship between the funds and the master funds, permits each fund to either pass a master fund vote through to the fund’s shareholders or to mirror vote those shares itself in proportion to the votes of other master fund shareholders.

41.         Comment:                                           Please revise the Statement of Additional Information to include disclosure which is responsive to the new requirements of Item 17 of Form N-1A.

Response:                                     We have revised the disclosure consistent with this comment.

You requested that the Registrant make certain representations concerning the Amendment and the response being made to the comments received.  These representations are included as an exhibit to this letter.

Sincerely,

/s/ Kathryn S. Cohen
Kathryn S. Cohen

cc:                                 Michael Phillips

Alice A. Pellegrino

John V. O’Hanlon

[HARTFORD LETTERHEAD]

Exhibit

Hartford Series Fund, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

April 30, 2010

VIA EDGAR CORRESPONDENCE

Mr. Michael Kosoff

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                               Hartford Series Fund, Inc. (the “Registrant”) (SEC File Nos. 333-45431 and 811-08629) Post-Effective Amendment No. 74 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Mr. Kosoff:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald

Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
Hartford Series Fund, Inc.